WEJO GROUP LIMITED

Canon’s Court

22 Victoria Street

Hamilton HM12 Bermuda

May 9, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561
Attn: Austin Pattan

Re:	Wejo Group Limited
Registration Statement on Form S-1
(File No. 333-264297)

Ladies and Gentlemen:

We refer to the above referenced registration statement on Form S-1 (the “Registration Statement”), of Wejo Group Limited (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on May 11, 2022 or as soon as practicable thereafter. In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Corey Chivers at (212) 310-8893, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Wejo Group Limited

By:	/s/ John Maxwell
	Name:	John Maxwell
	Title:	Chief Financial Officer

cc: Corey Chivers, Weil, Gotshal & Manges LLP